Exhibit 99.1

Trip.com Group Supplemental and Updated Disclosures

Trip.com Group Limited (the “Company” or “we”) has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (“the Listing”) of its ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.

The Listing Application contains supplemental and new disclosures of the Company, including without limitation disclosures of certain aspects of the Company’s business and financial information, as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in the 2020 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for the Listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be its primary listing venue. The Company has also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, the Company would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations for the Company.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of our securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

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RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2020 Form 20-F.

SHARE SUBDIVISION

On March 18, 2021, we effected a change to our authorized share capital by one-to-eight subdivision of Shares. Concurrently, we effected a proportionate change in ADS to ordinary share ratio from eight ADSs representing one ordinary share to each ADS representing one ordinary share, or the Share Subdivision.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu could disrupt the travel industry and our business operations in China and elsewhere in the world, reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The current COVID-19 pandemic has already adversely affected many aspects of our business. Since January 2020, we have experienced, and may continue to experience, a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. Since February 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in China and other international regions. We have actively assisted our users in their cancelation and refund requests and have been working with our ecosystem partners to prepare for difficult market conditions, for which we have incurred and may continue to incur significant cash outflows.

In addition, our China-based facilities underwent temporary yet prolonged closure in February 2020, and most of our employees had worked from home for weeks before they reported back to work, both as part of China’s nationwide efforts to contain the spread of the COVID-19. We and our ecosystem partners are still recovering from the general shutdown and delay in commencement of operations in China. Even though our business is currently operational, if the COVID-19 situation deteriorates, our service capacity and operational efficiency may be adversely affected again due to insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests have been, and again may be, adversely affected for similar reasons, especially those located in critical regions in China.

The global spread of COVID-19 have also affected our overseas ecosystem partners and employees working outside China. While the duration of this disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our overseas business will continue to be adversely affected in 2021. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In addition, the allowance for credit losses and impairments of long-term investments both increased. In response to the COVID-19 pandemic, we have swiftly adopted cost control measures to mitigate a significant slowdown in user demand. For the year ended December 31, 2020, our revenues were materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests. Our net revenues in 2020 decreased by 49% from 2019, and we recorded net loss of RMB3.3 billion in 2020. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers, and significant downward adjustments and impairment to our long-term investments as the impacts of the COVID-19 pandemic on certain of our long-term investments are considered to be other than temporary. While the duration and the development of the pandemic is difficult to predict, our performance in terms of our key financial metrics such as revenues and gross margin generally improved starting from the third quarter of 2020 compared to the first two quarters, benefiting from the containment of the COVID-19 pandemic in China starting from the third quarter of 2020. Quarantine measures or travel restrictions imposed by government authorities may significantly impede cross-border travel. We have seen a slower recovery of the international travel market and, in turn, a slower recovery of our international business. We have noted Chinese travelers shifting their preferences towards emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have introduced novel products in order to capture these emerging trends and have proactively leveraged our live streaming function to promote local attractions and activities. However, we cannot assure you that these initiatives will be effective as expected, or that we will be able to act promptly to cater to the travelers’ emerging traveling preferences in the future. We will continue to monitor and evaluate the financial impacts on our financial condition, results of operations, and cash flows in future periods. In the event of prolonged impact of the COVID-19 pandemic on our financial condition and cash flows, we cannot assure you that additional financing will be available to us on reasonable terms, or at all, should we require it. The global spread of COVID-19 pandemic in a significant number of countries around the world, such as the United States, has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the recent financial turmoil leading to vitality in the financial and securities markets, especially since the COVID-19 pandemic, has generally made access to capital less certain and increased the cost of obtaining new capital. As we manage through the slowdown in our business due to the COVID-19 pandemic, we cannot assure you that additional financing will be available to us on reasonable terms, or at all.

RISK FACTORS

Our China business showed strong recovery momentum starting from the third quarter of 2020. However, we cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. Since the beginning of 2021, a few waves of COVID-19 infections have emerged in various regions of China. In early 2021, precautionary measures, including varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, were reinstated in China. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. We cannot assure you when these travel restrictions will be lifted. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the past, and we cannot assure you that we can sustain profitability or avoid net losses in the future. Due to the impact of the COVID-19 pandemic, we recorded net loss of RMB3.3 billion in 2020. Although we swiftly adopted cost control measures in response to the COVID-19 pandemic, our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses. Moreover, consolidation of Qunar’s financial statements starting from December 31, 2015 had negatively impacted our financial statements previously, which may happen again in the future.

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries in Greater China and overseas. In addition to our transactions relating to Qunar and Skyscanner described elsewhere in this document, the investments and acquisitions we made in the past few years include, among others: (i) our acquisition of 38% share capital of eLong, Inc. in May 2015, and a subsequent equity investment in the Tongcheng-Elong Holdings Limited (SEHK: 0780) in March 2018 in exchange for our prior holdings in eLong, Inc.; (ii) investment of approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement; (iii) the exchange of our previously held equity interest in Homeinns Hotel Group for 22% equity interest of BTG Hotels (Group) Co., Ltd.; (iv) our share exchange with Naspers Limited and our investment in the ordinary shares and Class B shares of MakeMyTrip Limited in August 2019; (v) our acquisition of substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest in May 2018; and (vi) other investments including Tujia, a leading alternative accommodation platform in China. In addition, in November 2019, we and TripAdvisor, Inc. (Nasdaq: TRIP), or TripAdvisor, agreed on a strategic partnership to expand global cooperation through various contracts. We and TripAdvisor agreed through our respective subsidiaries to form and jointly control a joint venture. To broaden our product offerings and enrich our platform content, we and TripAdvisor have agreed to share inventory in travel categories by means of presenting travel product offerings and contents of both companies on our platform as well as on the platform of TripAdvisor. In November 2019, we obtained control of an online travel agency company in which we previously had held 51% equity interest with substantive participating rights being held by the non-controlling shareholder.

If the ADS or share prices of the public companies that we have invested in or may invest in the future which are classified as equity securities with readily determinable fair values investments decline and become lower than our share purchase prices, as have happened historically, we could record changes in fair value recorded in the income statement under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.

Our strategic investments could also subject us to other uncertainties and risks, and our failure to address any of these uncertainties and risks, among others, may have a material adverse effect on our financial condition and results of operations:

•	diversion of our resources and management attention;

•	high acquisition and financing costs;

•	failure to achieve our intended objectives or benefits in making these investments or revenue-enhancing opportunities;

•	exposure to liabilities, third-party claims, or legal proceedings involving our invested or acquired business;

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potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant investments approved by the board; and

•	failure to be in full compliance with applicable laws, rules and regulations.

RISK FACTORS

In particular, our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking mergers, acquisitions, or other transactions that may be deemed as concentrations in China must notify the anti-monopoly law enforcement authority of the PRC State Council, which currently is the SAMR, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors the anti-monopoly law enforcement authority considers in determining “concentrations,” depending on certain criteria, the anti-monopoly law enforcement authority will conduct anti-monopoly review of transactions in respect of which it was notified, including (1) merger of undertakings; (2) acquisition of control over other undertakings by an undertaking by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, other undertakings by an undertaking by contract or by any other means. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that the anti-monopoly law enforcement authority will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this document, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. Before the SAMR issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector on February 7, 2021 that clarifies at the first time the filing procedures is applicable to the concentrations involving variable interest structure, there had been limited cases of the anti-monopoly law enforcement authority’s anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. We believe, after consultation with our PRC Legal Advisor, it is unlikely that our Company is subject to sanctions for failure to conduct review of filing under the PRC Anti-Monopoly Law for our acquisition of shares of Qunar in 2015. However, we cannot make any assurance, as this is essentially subject to the discretion of the relevant governmental authority. If we are deemed to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, although we believe, after consultation with our PRC Legal Advisor, it is unlikely that our current business cooperation arrangements with Qunar would be deemed as violation to the PRC Anti-Monopoly Law in any material aspects, which will be subject to the discretion of the relevant governmental authority. If any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.

In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, an increase in expenses incurred in establishing new strategic alliances, inefficiencies caused by failure to integrate strategic partners’ businesses with our own, and unforeseen levels of diversion of our resources and management attention, any of which may materially and adversely affect our business.

As a result of any of the above factors, any actual or perceived failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results and cause the trading price of our [REDACTED] and ADSs to decline.

We may face greater risk of doubtful accounts as our business increases in scale.

We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. We recognized allowance for credit losses of RMB191 million for the year ended December 31, 2019, compared to RMB69 million for the year ended December 31, 2018, primarily due to (i) the increase in our accounts receivable and other receivable, based on which we recognize our allowance for credit losses, as a result of our business growth, and (ii) the adoption of the more conservative method to recognize allowance for credit losses for our flight tickets, corporate travel, and other travel-related services as of a result of our periodic review to reflect our business development. For the year ended December 31, 2020, we recognized allowance for credit losses of RMB700 million, primarily for our ecosystem partners, such as airlines, hotels, and packaged-tour providers in China and globally. Our allowance for credit losses increased in the first quarter of 2020 due to the significant negative impacts on our business operation and our ecosystem partners as a result of the COVID-19 pandemic. We experienced an increase in refunds from reservation cancellations, which we paid on behalf of our ecosystem partners. Correspondingly, we recognized more allowance for credit losses for receivable of such refunds to reflect the deterioration of credit risk profile of certain travel ecosystem partners. In each of the third and fourth quarter of 2020, we recorded a reversal of allowance for credit losses for our travel ecosystem partners reflecting the improvement in credit risk profile with domestic travel industry recovery. In particular, we recorded reversal of allowance for credit losses for our ecosystem partners, including major airlines in China as they gradually recovered from the COVID-19 pandemic. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

RISK FACTORS

Our accounting treatment for share-based compensation could continue to significantly reduce our net income.

We have accounted for share-based compensation in accordance with ASC 718 “Compensation—Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. As a result of the grants and potential future grants under our share incentive plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. For example, in December 2019, we completed a one-time modification of share options, pursuant to which each eligible grantee could exchange every four of the share options that were granted under the 2007 Share Incentive Plan and the Amended and Restated Global Incentive Plan with exercise price exceeding US$40 (after the Share Subdivision) per ordinary share for one new option entitling each eligible grantee to purchase one ordinary share at the exercise price of US$0.00125 (after the Share Subdivision) with the original vesting schedules remaining unchanged. As a result of the modification, the prior options to purchase 6,686,792 (after the Share Subdivision) ordinary shares were exchanged for new options to purchase 1,672,208 (after the Share Subdivision) ordinary shares. In addition, with the historic changes and extensions to our share incentive awards, the application of ASC 718 will continue to have a significant impact on our net income. Further, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

The determination of the fair value changes of certain financial assets requires significant management judgement and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.

As of December 31, 2020, the Company had investments of RMB2,856 million classified under Level 3 in the fair value hierarchy, or the Level 3 Investments. The fair values of the Level 3 Investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of the level 3 Investments. Should any of the estimates and assumptions changed, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operation and financial condition.

For further details, see Note 8 to the audited consolidated financial statements included in our 2020 Form 20-F, and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Fair value of available-for-sale debt investments.”

RISKS RELATED TO DOING BUSINESS IN CHINA

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this document, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB.

RISK FACTORS

The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA for certain commission-identified issuers on March 24, 2021. We are not required to comply with the rules until the SEC establishes new procedures to identify such issuers. The SEC is seeking public comments on the disclosure and documentation requirements and plans to separately address the identification process and trading prohibition requirements in the HFCAA in the future. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in China or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

RISKS RELATED TO OUR SHARES, OUR ADS, AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.

RISK FACTORS

The trading price of our ADSs has been and is likely to continue to be, and the [REDACTED] can be, volatile, which could result in substantial losses to holders of our Shares and/or the ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. [REDACTED], likewise, can be volatile for similar or different reasons. For example, the trading prices of our ADSs on the Nasdaq have ranged from US$20.10 to US$51.91 per ADS in the years ended December 31, 2018, 2019, and 2020, or the Track Record Period, and the last reported trading price on March 31,2021, the Latest Practicable Date, was US$39.63 per ADS. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.

Consequently, the trading performance of our Shares and/or the ADSs may be adversely and materially affected, regardless of our actual operation performance.

In addition to market and industry factors, the price and trading volume for [REDACTED] and/or the ADSs may be highly volatile for factors specific to our operation, including the followings:

•	the COVID-19 pandemic and its impact on the travel industry;

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actual or anticipated fluctuations in our quarterly operating results and variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

•	conditions in the internet or travel industries;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other internet or travel companies or other companies that primarily operate in China;

•	changes in major business terms between our ecosystem partners and us;

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announcements made by us or our competitors of new features or functionalities or other product and service offerings, investments, acquisitions, strategic relationships, joint ventures, or capital commitments;

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press and other reports, whether or not true, about our business, our directors, senior management, or other key employees, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•	litigation and regulatory allegations or proceedings that involve us and our directors;

•	additions to or departures of our management;

•	political or market instability or disruptions, and actual or perceived social unrest in the markets where we operate;

•	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

•	sales or perceived potential sales or other dispositions of existing or additional Shares and/or ADSs or other equity or equity-linked securities;

•	any actual or alleged illegal acts of our directors, senior management, or other key employees;

•	any share repurchase program;

•	regulatory developments affecting us or our industry, users, licensors and other ecosystem partners; and

•	market and volume fluctuations in the stock market in general.

RISK FACTORS

In addition, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading price of our [REDACTED] and/or ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could materially and adversely affect our business, financial condition, and results of operations.

The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our [REDACTED] ADSs.

Upon the Listing, we will be subject to Hong Kong and United States regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our [REDACTED] and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the [REDACTED], or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the [REDACTED] notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the Shares after the [REDACTED].

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between Shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange for ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

RISK FACTORS

Substantial future sales or perceived potential sales of ordinary shares, ADSs or other equity securities in the public market could lower the market price for the ADSs and adversely impact the price of the ADSs.

In the future, we may sell additional ordinary shares, ADSs or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of the ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price for the ADSs. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our listed securities and impair our ability to raise capital through the sale of additional equity securities.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

As of December 31, 2020, the aggregate principal amount of our outstanding convertible notes was US$1.1 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) our company merging with or into another company or disposing of substantially all of its assets; (iii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iv) the adoption of any plan relating to the dissolution or liquidation of our company; or (v) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters such as the requirement of majority independent directors on our board of directors, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•

the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

RISK FACTORS

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and do not hold an annual meeting of shareholders every year. We undertake we will hold annual general meeting every year after the Listing for so long as our Company remains listed on the Hong Kong Stock Exchange. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly-owned subsidiaries and several consolidated affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States or Hong Kong and most of the assets of those persons are located outside of the United States or Hong Kong. As a result, it may be difficult for you to effect service of process within the United States or Hong Kong upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgement against our assets or the asses of our directors and officers. There is no statutory recognition in the Cayman Islands of Judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Act of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors are to a large extent governed by the common law the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

RISK FACTORS

As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong.

The voting rights of ADS holders are limited by the terms of the deposit agreement, and ADS holders may not be able to exercise their right to direct how the ordinary shares represented by the ADSs are voted.

Holders of the ADSs will not have any right to attend general meetings of our shareholders or to cast any votes directly at such meetings, and will only be able to exercise the voting rights that attach to the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders may vote only by giving voting instructions to the depositary, as the registered holder of the underlying ordinary shares which are represented by the ADSs. Upon receipt of voting instructions from ADS holder, the depositary will endeavor to vote the underlying ordinary shares in accordance with such instructions. Holder of the ADSs will not be able to directly exercise any right to vote with respect to the underlying shares unless ADS holders withdraw the shares and becomes the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, there may not be a sufficient advance notice to enable ADS holders to withdraw the underlying shares represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow ADS holder to attend the general meeting and to vote directly with respect to any specific matter or resolution that is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, if we ask it to, the depositary will endeavor to notify ADS holders of the upcoming vote and arrange to deliver our voting materials to ADS holders. We cannot assure that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote the underlying shares that are represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise the right to direct the voting of the underlying shares that are represented by the ADSs and there may be nothing ADS holders can do if the shares underlying the ADSs are not voted as requested.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if ADS holders do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that ADS holders cannot prevent ordinary shares underlying the ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make these rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

RISK FACTORS

Holders of the ADSs may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to them.

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them. These restrictions may have a material adverse effect on the value of the ADSs.

Holders of the ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Provisions of our rights agreement could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.

In November 2007, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement, which was subsequently amended. The shareholder rights plan is accounted as dividend in our financial statements. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of Rights, to purchase additional shares at significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules for any potential spin-off on the Hong Kong Stock Exchange within three years of the Listing. While we currently have not identified any target for a spin-off listing on the Hong Kong Stock Exchange, we may consider opportunities in a spin-off listing to bring value to our shareholders. The waiver granted by the Hong Kong Stock Exchange is conditional upon confirmation with the Hong Kong Stock Exchange prior to any spin-off that it would not render our Company, excluding the business to be spun off, failing to meet the eligibility and suitability requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the business to be spun off at the time of the Listing, and where more than one business is to be spun off, the assessment will be made on a cumulative basis.

INFORMATION ABOUT THIS LISTING

THE LISTING

We have applied for listing of our Shares on the Main Board under Chapter 19C (Secondary Listings of Qualifying Issuers) of the Hong Kong Listing Rules.

We have a track record of good regulatory compliance of at least two full financial years on Nasdaq as required by Rule 19C.04 of the Hong Kong Listing Rules for the purposes of our Listing.

We have applied to the Listing Committee for the listing of, and permission to deal in, our Shares in issue (including on conversion of convertible notes) and to be issued pursuant to the [REDACTED] (including the Shares which may be issued pursuant to the exercise of the [REDACTED]) and the Shares to be issued pursuant to the Share Incentive Plans, including pursuant to the exercise of options or other awards that have been or may be granted from time to time.

Our ADSs are currently listed and traded on Nasdaq. Save as disclosed in this document, other than the foregoing, no part of our Shares or loan capital is listed on or traded on any other stock exchange and no such listing or permission to list is being or proposed to be sought. All [REDACTED] will be registered on the [REDACTED] in order to enable them to be traded on the Hong Kong Stock Exchange.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.

HISTORY AND DEVELOPMENT

Overview

Founded in 1999 and listed on Nasdaq in 2003, we have become the leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. The Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

Our Company is a holding company incorporated in the Cayman Islands in March 2000. Since our inception, we have conducted the majority of our operations in China through our subsidiaries and variable interest entities. We have also developed our operations overseas since 2009.

Key corporate milestones

The following is a summary of our key corporate development milestones:

Date	Event
1999	Commencement of our business and launch of Ctrip brand

2003	IPO and listing on Nasdaq, trading under “CTRP”

2015	Strategic investment in Qunar

2016	Global expansion with acquisition of Skyscanner

2017	Launch of Trip.com mobile application and online website

2019	Renaming to Trip.com Group Limited, trading under “TCOM”

HISTORY AND CORPORATE STRUCTURE

Significant Subsidiaries

The following are certain details of our Significant Subsidiaries:

Name of company	Principal business activities	Date and jurisdiction of establishment

Ctrip.com (Hong Kong) Limited	a holding company	June 11, 1999, Hong Kong, China

C-Travel International Limited	a holding company	March 3, 2006, Cayman Islands

Qunar Cayman Islands Limited (“Qunar”)	a holding company	July 31, 2006, Cayman Islands

Skyscanner Holdings Limited (“Skyscanner”)	a global travel search site provider	September 16, 2011, England and Wales

Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”)	a company providing hotel-related and other technical consulting services	January 19, 1994, PRC

Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip”)	a company providing travel-related products and services	May 16, 2002, PRC

Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”)	a company providing technology and consulting services	March 13, 2003, PRC

Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”)	a company providing product services, information services, and technology	April 14, 2005, PRC

Beijing Qunar Software Technology Co., Ltd. (“Qunar Software”)	a company providing technology and consulting services	October 10, 2006, PRC

Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	a company providing travel-related products and services	November 4, 2008, PRC

Chengdu Ctrip Information Technology Co., Ltd. (“Chengdu Information”)	a company providing technology and consulting services	October 20, 2010, PRC

Wancheng (Shanghai) Travel Service Co., Ltd. (“Wancheng”)	a company providing travel-related products and services	October 29, 2013, PRC

Shanghai Hecheng International Travel Agency Co., Ltd. (“Hecheng”)	a company providing hotel-related products and services	September 10, 2015, PRC

Shanghai Ctrip Commerce Co., Ltd. (“Ctrip Commerce”)	an affiliated consolidated entity providing value-added telecommunications business and internet information services	July 18, 2000, PRC

Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng”)	an affiliated consolidated entity providing air-ticketing agent services	March 13, 2001, PRC

Beijing Qu Na Information Technology Co., Ltd. (“Qunar Beijing”)	an affiliated consolidated entity providing value-added telecommunications business and internet information services	March 17, 2006, PRC

Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	an affiliated consolidated entity providing air-ticketing agent service	January 8, 2007, PRC

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE

Shareholding structure

The following diagram illustrates our shareholding structure as at February 28, 2021:

Note:

(1)

See “Major Shareholders” for further details on the voting rights and the beneficial ownership of our directors and executive officers as a group and other shareholders. Based on the latest publicly available information filed with the SEC, as at Latest Practicable Date. Based on 601,075,512 issued and outstanding ordinary shares as at February 28, 2021, after accounting for the Share Subdivision, excluding the 26,071,360 ordinary shares, after accounting for the Share Subdivision, that were issued to The Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own.

The following diagram illustrates our shareholding structure immediately upon the completion of the [REDACTED] (assuming all major shareholders’ shareholdings remain unchanged as of the Latest Practicable Date, [REDACTED], the [REDACTED] is not exercised, and no additional Shares are issued under the Share Incentive Plans):

See above for note.

SAFE REGISTRATION IN THE PRC

On October 21, 2005, SAFE issued the Circular of the SAFE on Foreign Exchange Administration for Financing and Round-Trip Investments by Domestic Residents via Overseas Special Purpose Vehicles (“SAFE Circular 75”), which came into effective on November 1, 2005 and required PRC residents to register with the local SAFE branches before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise.

On July 4, 2014, SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles, which superseded SAFE Circular 75 and stated the following:

(a)

a PRC resident, including a PRC resident natural person or a PRC legal person, must register with the local SAFE branch before it contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and

(b)

following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other changes, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division.

Our PRC Legal Advisor has advised that Mr. Min Fan has completed in 2006 his foreign exchange registration of overseas investments as required under the SAFE Circular 75.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

SOURCES OF INFORMATION

We commissioned Analysys, an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the travel markets in China and globally.

During the preparation of the Analysys Report, Analysys performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the travel markets in China and globally. Primary research involved discussing the status of the industry with leading industry participants and industry experts. Secondary research involved reviewing company reports, independent research reports, and available data based on Analysys’s own research database. In addition, Analysys also conducted two surveys: (i) one conducted in November 2019 with a total of 510 valid samples to study travel product demand, and (ii) the other conducted in May 2020 with a total of 500 valid samples to study the varying travel demand during the COVID-19 pandemic.

The Analysys Report was compiled and the expected growth in the global and China’s travel markets was estimated based on the following assumptions: (i) the political, economic, and social environment in China remains stable, which ensures the continuous development of China’s travel market, (ii) the PRC government continues to support the development of China’s travel market, and (iii) the COVID-19 epidemic has caused a decrease in demand in the global and China travel markets, but as vaccine roll out globally, the pandemic is expected to be contained and travel demand will increase, therefore the travel markets in China and globally will resume growth and are expected to recover to the pre-COVID level in 2021 and 2022, respectively. Specifically, since late February 2021, China has been generally clear of regions identified with medium or higher risk of COVID-19 infection, boosting confidence in domestic travel. The domestic air ticket reservations for the upcoming Ching Ming Festival in 2021 are expected to be comparable with the 2019 level, and the hotel reservations for the Labor Day Holiday in 2021 are expected to increase from the 2019 level. In light of the well contained pandemic and strong demand for travel that had been suppressed temporarily, the China travel market is estimated to recover to the pre-COVID level in 2021, according to the Analysys Report. In addition, vaccines have been rolling out globally and authorities are making effective efforts to contain the COVID-19 pandemic and facilitate safe global travel. For example, countries such as Iceland started to provide immunity passports for citizens who have received the COVID-19 vaccines. As a result, the global travel market is expecting a solid resurgence to the pre-COVID level in 2022, according to the Analysys Report.

Analysys is an independent consulting firm, which was founded in Beijing, China in 2000. It offers big data analytics and consulting services. We have agreed to pay a fee of RMB200,000 to Analysys in connection with the preparation of the Analysys Report.

INDUSTRY OVERVIEW

THE MASSIVE TRAVEL MARKET OPPORTUNITY

Travel is a lifestyle and an indispensable dimension of life and has been fast evolving with constant enhancement in technology. Especially in recent years, technology has been transforming the industry through innovation that brings enjoyable travel experience to travelers with diverse needs.

The global demand for travel is massive. In 2019, travelers took 12.3 billion trips, and the global travel market size was US$5.8 trillion, according to the Analysys Report. After a decrease in 2020 due to the COVID-19 pandemic, the global travel market is expected to resume growth in 2021 and reach US$7.1 trillion by 2025, mainly driven by continuing rollout of COVID-19 vaccines, increasing consumer interest in travel, and rising consumer spending power, especially from emerging markets such as Asia, according to the Analysys Report.

Global Travel Market, 2017-2025E

Source: Analysys Report

Note: The market size was determined and calculated based on (i) the primary and secondary research Analysys performed on the industry trends of the global and China travel markets, (ii) with references to the formal releases by World Tourism Cities Federation (WTCF) and (iii) taking into account the outlook of global travel market for 2021-2024 by World Tourism Organization (UNWTO).

According to the Analysys Report, China has become the largest travel market globally in terms of the total number of domestic and inbound trips, which was 6.2 billion in 2019 and is expected to reach 7.5 billion in 2025, despite a drop in 2020 due to the COVID-19 pandemic. During 2019, the market size of domestic and inbound travel in China was RMB6.6 trillion (US$1.0 trillion), accounting for 18% of the global travel market.

Despite its current massive size, China’s travel market still has great potential for further growth. China’s travel market is expected to quickly recover from the impact of the COVID-19 pandemic in 2020 and reach RMB10.1 trillion (US$1.6 trillion) by 2025, representing a CAGR of 11% from 2021, according to the Analysys Report. Chinese travelers’ average spending per trip was US$158 in 2019, significantly lower than that of U.S. travelers at US$873. In the foreseeable future, China will continue to be a major market for the global travel industry, driven by robust economic growth and ongoing consumption upgrades.

INDUSTRY OVERVIEW

China’s travel market mainly consists of business travel, mass leisure travel, and quality leisure travel, according to the Analysys Report. Quality leisure travel, represented by high-quality travel products and services such as upscale hotels, VIP tour products, and in-destination travel options, is the fastest growing sector and is expected to surpass the mass leisure travel sector in terms of market size in 2024. According to the Analysys Report, key areas of competition in the business travel and quality leisure travel sectors include: (i) the ability to provide premium and enjoyable user experience and comprehensive products and services, and (ii) convenient and reliable user care services throughout the trip. Therefore, industry participants are inclined to enhance service quality and continue to enrich the suite of product and service offerings. The established players with proven service quality and comprehensive offerings are better positioned to seize the market opportunities and increasing demand in these sectors. Meanwhile, as the mass leisure travel sector mainly represent basic travel demand, major elements of competition include pricing and availability of products and services.

China’s Domestic and Inbound Travel Market by Travel Purpose, 2017-2025E

Source: Analysys Report

Notes:

(1)	Business travel refers to travel for work or business purposes.
(2)

Mass leisure travel refers to leisure-oriented travel involving expenditure on budget hotels (three-star and below), train and coach tickets, tour tickets, lower-end packaged tours, self-guided tours, and daycations, excluding those included in quality leisure travel.

(3)

Quality leisure travel refers to leisure-oriented travel involving expenditure on mid-to-upscale hotels (four-star and above), air tickets, car rental and chauffeured car services, smaller-group (with less than 10 travelers) packaged tours and self-guided tours with customized tour plan and butler services, and mid-to-upscale hotel products, private daycations with customized tour plan and butler services, VIP tour tickets, and other premium leisure travel features.

INDUSTRY OVERVIEW

Each trip consists of several essential elements, including transportation, accommodation, in-destination travel services such as sightseeing and entertainment, and other consumption forms mainly including dining and shopping. China’s travel market can be similarly divided into these four sectors, as illustrated below.

China’s Domestic and Inbound Travel Market by Consumption Form, 2017-2025E

Source: Analysys Report

Chinese travelers’ outbound travel spending was RMB562.5 billion (US$87.0 billion) in 2019, making it the largest outbound travel market globally, according to the Analysys Report. Chinese travelers took 155 million international trips in 2019. Driven by the growing consumption power and easier access to an increasing number of quality travel options, Chinese travelers’ outbound travel spending is expected to reach RMB657.9 billion (US$101.7 billion) by 2025 following recovery from the COVID-19 pandemic, according to the Analysys Report.

KEY MARKET TRENDS FOR TRAVEL IN CHINA

We believe that the following trends drive the future development of China’s travel market.

•

Consumption upgrade driven by mass affluent population. China has the world’s largest middle-class population, whose annual household income ranges from RMB60,000 to RMB500,000. China’s middle-class population is expected to expand from 300 million in 2019 to 660 million in 2025, representing 46% of the total population in China in 2025, according to the Analysys Report. The rise of China’s middle class is continuously reshaping consumption patterns, and this demographic group is typically more tech-savvy and tends to spend more on quality services and experiences. We believe that the emerging affluent population in China has reached an inflection point in terms of their consumption power, and are poised to drive increasing travel demand, similar to the historical growth trajectory of travel consumption in first-tier cities in China with more affluent populations.

•

Preference for diverse travel options and quality experience. From long adventures to weekend getaways, and from long-distance travels to short-haul trips, the concept of travel has been continuously expanding, making everyone a more frequent traveler. Particularly following the COVID-19 pandemic in China, the industry has observed booming demand in small-group and self-guided tours, short-haul trips, night-time sightseeing, and other customized and emerging offerings with immersive experience, according to the Analysys Report. Nevertheless, travelers’ expectations for quality continue to prevail, as 95% of travelers are willing to pay a premium for quality travel products and services, according to a survey conducted by Analysys in November 2019. As such, the quality leisure travel market holds significant growth potential, and its market size is expected to reach RMB3.8 trillion (US$0.6 trillion) in 2025, according to the Analysys Report.

INDUSTRY OVERVIEW

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Structural shifts towards inspirational and comprehensive user engagement. Chinese travelers have become digitally native and sophisticated, and continuously seek an elevated experience through a one-stop platform offering comprehensive travel content, products, and services. In contrast to the conventional search-and-book model, travelers today increasingly enjoy the fun of sharing, discovering, and getting inspired by rich content, which helps attract more travelers and foster additional demand. In addition, the boundary between online and offline user engagement has blurred, as travelers do not limit themselves to one channel as long as they are digitally connected. Thus, travel platforms offering inspirational content, diverse product selection, and smooth service across a wide range of user touch points both online and offline are better positioned to attract and retain users. As a natural result, the travel advertising market in China, which includes revenues generated from non-travel advertisements on travel platforms and travel advertisements, also shows great growing potential. The market size is estimated to grow from RMB94.6 billion (US$14.6 billion) in 2019 to RMB139.3 billion (US$21.5 billion) in 2025, according to the Analysys Report.

•

Technology-driven supply side evolution. As the travel industry keeps expanding to include a wider range of participants and enable more sophisticated offerings, efficiency along the travel industry supply chain becomes a major focus. With business insights and intelligence based on AI and big data analytics, online platforms are better poised to empower these participants to effectively engage users through targeted marketing and conduct well-informed operations leveraging supply-chain management systems. For example, big data analytics can help airlines achieve more effective inventory management with better knowledge of travelers. The integration of and close relationship with digitalized partners will in turn enhance the effectiveness of online platforms and create a thriving industry.

Driven by the foregoing key market trends, China’s travel market presents great potential for further expansion. The travel market continues to witness various innovations such as application of new technology and rollout of new products and business models, which in turn bring vitality to the industry and fuel future growth.

COMPETITIVE LANDSCAPE OF GLOBAL AND CHINA’S TRAVEL MARKET

The global travel market demonstrated strong growth from 2017 to 2019, when industry players were constantly adapting to market changes and updating their business models to compete more effectively. The global travel market is fragmented, as the top five travel platforms globally accounted for an aggregate market share of 7.0% in terms of GMV in 2019.

In China, major industry players in the travel market include travel platforms that provide integrated travel products and services, and various travel product and service providers along the value chain. In terms of GMV, the top five travel platforms accounted for an aggregate market share of 21.5% in China in 2019.

The following table presents the ranking and market share of the top five players in terms of GMV in the global and China’s travel market in 2019, respectively.

Top five travel platforms(1) globally (by GMV, 2019)			Top five travel platforms(1) in China (by GMV, 2019)
Ranking	Players(2)	Market share(3)	Ranking	Players(2)	Market share(3)
1	The Company	2.3%	1	The Company	13.7%
2	Player A	1.9%	2	Player E	3.8%
3	Player B	1.7%	3	Player F	2.6%
4	Player C	0.7%	4	Player G	0.9%
5	Player D	0.5%	5	Player H	0.6%

Top 5		7.0%	Top 5		21.5%

Source: Analysys Report

Notes:

(1)	Travel platforms refer to platforms that provide integrated travel services and products, such as transportation ticketing, accommodation booking, in-destination travel services, among others.
(2)

Player A is a listed company based in the U.S.; player B is a listed company based in the U.S.; player C is a listed company based in the U.S.; player D is a private company headquartered in the Netherlands; player E is a subsidiary of a listed company based in China; player F is a listed company based in China; player G is a listed company based in China; player H is a listed company based in China.

(3)	Market shares are based on global travel market size in 2019 and China’s domestic and outbound travel market size in 2019, respectively.

INDUSTRY OVERVIEW

INDUSTRY RECOVERY AND NEW NORMS AFTER THE COVID-19 PANDEMIC

The COVID-19 pandemic has had a negative impact on the travel market in China and globally, given the worldwide travel restrictions in place starting from early 2020. The global travel industry has observed rising demand in domestic and short-haul travel as replacement for cross-border travel due to the travel restrictions. In the meantime, authorities in various countries are looking into the possibility of introducing exclusive partnerships among selected countries, or “travel bubbles,” and establishing an international vaccine certificate or visa system, which would enable people to travel abroad and drive a rebound in global travel demand for the post-COVID era. For instance, Malta has re-opened its border and been expanding the list of countries whose citizens are eligible to enter the country; starting from November 6, 2020, the Singapore government has lifted their border restrictions for travelers from mainland China, then established a travel bubble with Hong Kong.

With gradual recovery of domestic travel, China has been leading the worldwide recovery in the travel industry since the outbreak of the COVID-19 pandemic due to the rapid response and effective containment measures. For example, the National Day holiday golden week in October 2020 observed a strong resurgence of China’s domestic travel market, with 637 million domestic trips during the holiday, accounting for 81% of the total number of domestic trips in the same period in 2019, according to the Analysys Report.

The pandemic also has driven a surging demand for quality leisure travel products. During the economic recovery amid persistent health and safety measures against the pandemic, Chinese travelers continued to travel but showed an emerging preference for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. For example, it is expected that the small group tour products currently on the market for the upcoming public holidays in 2021 will cover all major tourist destinations across the country, according to the Analysys Report. In addition, the quality leisure travel sector is expected to grow nearly twice as fast as the overall travel market from 2021 to 2025, according to the Analysys Report, representing significant demand and growth potential going forward.

China’s travel market has formed a V-shaped recovery, with 1.1 billion domestic and inbound trips in the third quarter of 2020, representing a 45% increase from the number of such trips in the second quarter of 2020, according to the Analysys Report. The market is also expected to quickly rebound in 2021, reaching a total of 6.2 billion domestic and inbound trips, and to resume growth going forward.

China’s Travel Market: V-Shaped Recovery from the COVID-19 Pandemic

Source: Analysys Report

Note:

(1)

The market size in terms of total number of trips and GMV were determined and calculated based on (i) the primary and secondary research and forecast that Analysys performed on the industrial trends of the China travel market, and (ii) quarterly domestic travel market data and survey results released by the PRC Ministry of Culture and Tourism.

INDUSTRY OVERVIEW

The COVID-19 pandemic has also caused shifts in the supply chain of China’s travel market. Comparing to mature and large-sized market participants, the ones that were smaller in scale, less capitalized, or less differentiated were typically more severely affected. In addition, the pandemic also further promoted the digitalization of the overall travel supply chain. Travel brands and service providers became more inclined to establish online presence and embrace new digital tools, such as dynamic operation management systems and content creation tools, to more efficiently meet demand and operate their businesses. As travelers developed an emerging preference towards short-haul travel, local trips, and domestic boutique and premium accommodation experiences during the economic recovery, service providers have been creating innovative products and enhancing their service quality to capture the evolving demand.

The secular trends continue to create massive market opportunities for participants in the travel market in both China and globally in the mid- to long-term. Established platforms with leading technology and proven operational know-how across all travel segments are poised to promptly react to evolving demand, maximize user satisfaction and trust, drive industry recovery, and strengthen their leadership in the post-COVID era.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our mission, overview, strengths, and strategies.

WHO WE ARE TODAY

Today, we are a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Users come to our platform for any type of trip, from in-destination activities, weekend getaways, and short-haul trips, to cross-border vacations and business trips. Our diverse product and service portfolio covers budget, high-end, customized, and boutique offerings that appeal to both our domestic users and our growing global user base. Founded in 1999, we now operate the most well-known travel brands in China according to the Analysys Report, and have solidified our leadership over the past two decades. We have been the largest online travel platform in China over the past decade and the largest online travel platform globally from 2018 to 2020, both in terms of GMV, according to the Analysys Report.

OUR MISSION

Our mission is to make every trip effortlessly enjoyable.

Travel is a way of life and life is a trip. Travel is more than transportation, lodging, dining, and sightseeing. Travel is a lifestyle and an indispensable dimension of life. We travel for fun and for work; we travel alone and with family and friends; we travel far away and nearby. Our travel experiences help shape who we are.

We make every trip personalized, convenient, enjoyable, and inspirational by building a travel ecosystem integrating rich and diverse travel products, services, and content offerings. Over the past two decades, we have been elevating the travel experience and lifestyles for people in China and around the world.

OVERVIEW

How We Create an Effortlessly Enjoyable Travel Experience

User Centricity. We are a user-centric company committed to providing each user with a personalized, convenient, enjoyable, and inspirational travel experience. Before a trip, we provide personalized content to inspire our users to make informed travel decisions and a smooth booking process with full pricing transparency. Throughout a trip, we provide convenient and reliable on-the-go support through our mobile applications and around-the-clock customer service centers. After a trip, we continue to engage with our users, encourage them to review and share their experiences, and then use the feedback to consistently refine our services and inspire other users.

Open Platform. We enable a network of ecosystem partners, including listed accommodations, airlines, and other travel product providers, to access our massive user traffic, deep travel insights, and technology-enabled solutions. As a result, our open platform seamlessly aggregates and presents diverse travel products and services across the world with great scalability.

Proprietary Technology. We focus on building technology to improve travel experience. We were the first travel platform in China to launch a mobile-based transaction platform that enables convenient booking anywhere and anytime. Our proprietary artificial intelligence (AI) and big data analytics technologies allow us to transform our massive travel data into business intelligence and operating know-how to consistently enhance our travel offerings and our operating efficiency.

BUSINESS

Our Resilience

Our 17-year journey as a public company started in December 2003, shortly after the SARS outbreak in China, and the resilience that we demonstrated then continues today. Since the beginning of 2020, we, similar to other companies in the travel industry, have been negatively impacted by the COVID-19 pandemic. Nevertheless, we have continued to innovate our product, service, and content offerings to continuously deliver high-quality travel experience to our users. We not only strengthened collaboration with our hotel partners by launching a broader range of room and non-room offerings at attractive prices, but also developed “pre-order” offerings, which allow our users to lock in a competitive price while enjoying great flexibility in determining the actual travel date. We also launched our live streaming functions to help our ecosystem partners promote travel destinations across China and offer the latest great deals from hotels and flights to excursion tickets and in-destination activity packages. These efforts have created new ways to engage with users and ignite increasing local and domestic travel demand, and enabled us to continue to provide diverse marketing services to ecosystem partners.

As social and economic conditions gradually recovered from the COVID-19 pandemic within China, we observed an emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have rolled out new product offerings in these categories to better serve users’ travel demand and recorded a strong recovery in our domestic travel business. As of December 31, 2020, the number of in-destination activity ecosystem partners increased by approximately 25% compared to December 31, 2019. In the fourth quarter of 2020, we had an over 20% increase in our intra-provincial hotel GMV and an over 100% increase in number of reservations for attractions and activities, compared to the same period in 2019. Our continued innovations in products, services, and content offerings allow us to identify the evolving need of users, putting us in an advantageous position to capture pent-up demand for outbound travel post-COVID-19.

Our Value Propositions

Our Value Propositions to Users

Users come to us for inspiration, diverse selection, personalized, convenient, and enjoyable experiences, trustworthiness, value-based pricing, and efficiency.

Inspiration. The digital nature and scale of our platform have allowed us to accumulate content shared by travelers based on their real travel experiences and professionally generated content from our ecosystem partners. Our immersive and appealing content inspires travel ideas and bookings, and motivates future sharing from users after their own trips, thereby continuously enriching our content offerings.

Diverse Selection. Our one-stop travel platform offers a vast number of accommodations, transportation options, vacation packages, in-destination activities, and service offerings with expanding geographical coverage. From budget to premium, our diverse selection of travel product and service offerings, including long-tail and customized products, allows us to capture the varying demands of our broad user base. Our global travel offerings enable our users to book travel within China and elsewhere in the world.

Personalized, Convenient, and Enjoyable Experience. Our proprietary AI and big data analytics technologies enable us to provide each user with a personalized content feed. Our search and transaction engines integrate extensive product and service offerings around the world, provide real-time updates on pricing and availabilities, handle complex routing and matching calculations, and enable flexible payment options to maximize convenience for our users.

Trustworthiness. Our on-the-go travel services accompany users throughout their entire journey. Our service center is reachable 24/7. We proactively take swift measures to safeguard our users’ safety and economic interests constantly, especially when emergency situations arise such as the COVID-19 pandemic. This further solidifies the trustworthiness of our brands.

Value-Based Pricing. We are able to negotiate competitive prices for users not only because of our scale, but also because of our ability to improve our ecosystem partners’ operating efficiency by effectively matching demand with supply through our proprietary technology.

Efficiency. Leveraging our proprietary AI and big data analytics technologies, we have been continuously improving our user support efficiency and user experience through our self-developed automated instant messenger system, telephone system distribution software, and personalized search engine and recommendation system. We also use our industry-leading technologies in search and transactions of flight ticket, hotels, and accommodations to shorten search latencies and processing time, and generate relevant results efficiently to ensure good user experience.

BUSINESS

Our Value Propositions to Ecosystem Partners

Our ecosystem partners collaborate with us for our scale, innovation, and insights and technology solutions.

Scale. Leveraging our open platform, we enable our ecosystem partners to gain access to our massive user base. We improve the efficiency of our ecosystem partners and conversions on our open platform through targeted online marketing and content creation tools, demand forecast data insights, dynamic pricing engines, an integrated payment system, and supply chain financing facilitation. These value-added services help expand our travel offerings with competitive pricing and elevate travel experience and service for users, thereby enabling our platform to attract those users with the strong intent to travel, which drives high conversion rates and return on investment for our ecosystem partners.

Innovation. Due to our scale, deep understanding of the industry, and proprietary technology, we not only match demand with supply, but also create new demand and drive value creation for the entire industry. For example, we have recently identified increasing user demand for short-haul trips and weekend getaways. As a result, we have introduced new product offerings to capture these emerging trends and leveraged our live streaming function to promote local attractions and activities.

Insights and Technology Solutions. We combine our travel insights and technology know-how to help our ecosystem partners grow their businesses. We provide our ecosystem partners with a comprehensive suite of technology solutions such as targeted online marketing tools, demand forecast and user behavior analytics models, an integrated payment system, and supply chain financing facilitation. As our partners grow their businesses, we both stand to benefit.

We offer various travel offerings such as air tickets and hotel listings to our users and charge them directly. In order to better meet users’ increasing needs for diversified products and services, we allow trusted ecosystem partners to directly post their own product and service offerings on our open platform alongside products and services that are negotiated with business partners and offered by us. In substantially all of our hotel-related and air ticket-related transactions, we generally act as agent for our hotel reservation partners and airline ticket partners, and collect commissions from these ecosystem partners on products and services booked and sold through us. We allow ecosystem partners to determine the prices of their own products posted on our platform, and ensure adequate pricing competition among ecosystem partners through our open platform, thereby providing our users with a wide range of travel offerings with competitive and transparent pricing.

As our ecosystem partners increase their scale and achieve better profitability, we are able to offer products and services with better quality and value to our users, which ultimately enhances our value proposition to our users and the overall travel industry.

Our strong financial performance during the past few years has demonstrated our leading position in the travel industry in China and globally, showcasing the value that we provide for both our users and ecosystem partners. Our net revenues increased from RMB31.0 billion in 2018 to RMB35.7 billion in 2019 prior to the outbreak of the COVID-19 pandemic, and our net revenues were RMB18.3 billion in 2020. We had net income attributable to Trip.com Group Limited of RMB1.1 billion and RMB7.0 billion in 2018 and 2019, respectively, and net loss attributable to Trip.com Group Limited of RMB3.2 billion in 2020.

OUR STRENGTHS

The leading travel platform in China with growing global presence

We have been the largest online travel platform in China over the past decade and the largest online travel platform globally from 2018 to 2020, both in terms of GMV, according to the Analysys Report. Our leadership position extends across various key travel product categories.

We possess a portfolio of leading travel brands capturing a massive number of diverse users in China and globally. Ctrip and Qunar are our flagship brands in China. Ctrip is the most recognized brand for mid- to high-income frequent travelers while Qunar is the most recognized brand for younger generations aged 24 or under in lower tier cities in China, according to the Analysys Report. By operating two distinct brands, we are able to offer our services to multiple user bases across different demographics and backgrounds, pursue differentiated marketing and business strategies, and thereby capture additional market share.

BUSINESS

We have been focusing on improving our product competitiveness and brand recognition across all tiers of markets. In 2020, more than 40% of our new transacting users came from third- and lower-tier cities. Our users with an annual spending of over RMB5,000 grew at a CAGR of 29% from 2014 to 2019. During the fourth quarter of 2020, our mid- to high-end hotel bookings grew more than 10%, compared to the same period in 2019.

We continue to build our global presence through owned brands and brands resulting from a number of direct investments and expand our user base in Greater China and elsewhere globally. We generate revenues from the Greater China and international markets, which are determined based on the locations of our websites and mobile applications through which our users place their orders. We identify the locations of our websites based on the URLs, and identify the locales of our mobile applications based on the languages and countries or regions selected by the users within our mobile applications. In 2018, 2019, and 2020, the aggregate revenues from international market contributed to 10%, 13%, and 7% of our total revenues in 2018, 2019, and 2020.

Currently, our global brands primarily include, Trip.com, our flagship online travel agency (OTA) platform for global travelers, and Skyscanner, a leading global travel search company. Trip.com and Skyscanner are highly synergistic as Skyscanner brings massive traffic to Trip.com and Trip.com’s diverse product and service offerings enhance conversions on Skyscanner. As of December 31, 2019, international air ticketing volumes on Trip.com had been growing at triple digits year-over-year for 13 consecutive quarters. As of December 31, 2020, our products and services through Trip.com were available in 20 languages and 31 local currencies and local sites, and our products and services through Skyscanner were available in over 30 languages and 52 countries and regions globally.

One-stop destination for a comprehensive suite of travel offerings

Our one-stop travel platform supports every aspect of a traveler’s journey, from browsing for inspirations, trip research and planning, to making informed decisions, travel bookings, in-destination activities, on-the-journey support, and post-travel experience sharing. We empower each individual to pursue a unique travel lifestyle by allowing one to discover and book any type of trip, such as in-destination activities, weekend getaways, short-haul trips, international vacations, and business trips.

Breadth of offerings. As of December 31, 2020, our platform offered over 1.2 million global accommodation offerings, covering hotels, motels, resorts, homes, apartments, bed and breakfasts, hostels, and other properties. Our air ticketing business offered flights from over 480 airlines, covering over 2,600 airports in over 200 countries and regions. We offered over 310,000 in-destination activities around the world as of December 31, 2020. Our ever-expanding product portfolio also includes an increasing number of in-destination activities catering to users’ evolving demands. As of December 31, 2019, we offered the largest number of product offerings in both airline ticketing and hotel accommodation categories in China, and maintained a leading position in packaged tours and other services since 2010, according to the Analysys Report. We are the only online travel platform in China offering such a wide variety of domestic and international travel product offerings with competitive prices, according to the Analysys Report.

Depth of offerings. Our one-stop platform for travel products and services covers offerings from budget to premium and includes long-tail and customized products across multiple travel categories. For a substantial number of products and services on our platform, users have access to alternative pricing and different value-added service packages offered by third-party vendors. Leveraging our extensive travel route coverage and destination insights accumulated from over 21 years of operations, we are able to offer customized tour packages that are specifically tailored to our users’ needs.

Value-based pricing. Leveraging our scale and our ability to effectively match demand with supply to improve our ecosystem partners’ operating efficiency through technological and operational empowerment, we are able to negotiate competitive prices for our users.

BUSINESS

Content integration to maximize conversion. Our content offering is an integral part of our platform and is a natural extension to our travel offerings. The rich user generated content shared by users based on their real travel experiences, and professional generated content produced by professional travel bloggers, key opinion leaders, or KOLs, and our ecosystem partners, play an important role in encouraging user engagement and interactions and converting inspiration to transaction. From the first quarter of 2020 to the fourth quarter of 2020, the quarterly average of daily visitors from our content channels, measured by numbers of mobile devices after removing duplicates, increased by over 80%, and the quarterly average of daily time spent on information feeds per visitor increased by over 100%. As of December 31, 2020, we have introduced over 60,000 products through our live streaming platform and we achieved over RMB5 billion GMV in 2020. For the year ended December 31, 2020, over 40% of the users who transacted on our live streaming channels had made at least two purchases.

With our one-stop travel platform, we have been able to tighten our connection with users, inspire their travel interests, cross-sell a broad-range of travel and in-destination products and services, and gain more travel insights. For the year ended December 31, 2020, over 20% of our users who had made air ticketing reservations also made accommodation reservations within 15 days. Our authentic, immersive, and rich content allows us to attract new users to our platform while enhancing stickiness of our existing users. This also forms a virtuous circle where we attract users to our platform through the constantly refined content, products, and services, which in turn bring in more content to attract more users and ecosystem partners, leading to our sustainable growth.

User centricity throughout the journey

Over the years, we have consistently focused on improving our products, services, and technology to ensure personalized, convenient, enjoyable, and inspirational travel experience.

Before the Trip

Easy access. Our users gain access to our products and services online and offline, and through our ecosystem partners. For the year ended December 31, 2020, over 90% of our total transactions were completed through our mobile channels. As of December 31, 2020, we also served our users through approximately 6,000 offline stores operated under an asset-light model in over 300 cities in China. Our offline stores help better serve users in lower-tier cities in China and users who prefer traditional offline interactions.

Personalized recommendation. We offer our users personalized content feeds and recommendations, enabling them to develop their ideal travel plans effortlessly.

Booking

Transparency. We present pricing information, value-added services, and refund and return policies in a clear and prominent manner for each product and service offering on our platform and allow users to opt out of the booking easily and conveniently. The transparent presentation is further complemented by technologies such as virtual reality tours of hotel rooms to enable our users to make well-informed travel decisions.

Convenient and frictionless transaction. Empowered by our search and transaction engines, we offer our users real-time updates on pricing and availability for millions of flight routes, accommodation listings, packaged tours, and in-destination activities around the world, as well as diverse and flexible payment options.

During the Journey

A safe and pleasant journey. We value our users’ varying demands and offer flexible reservation change and refund policies to safeguard their economic interests and ensure a smooth travel experience during the entire journey. We are able to inform our users of potential changes in their travel schedules in a timely manner leveraging our proprietary traffic forecast and flight delay prediction algorithms, enabling users to make timely adjustments to their travel plans.

BUSINESS

Global 24/7 user support. Our care for our users extends beyond their transactions on our platform to whenever our users encounter emergency situations during the journey. We have seven customer service centers located in China and abroad and offer 24/7 user support leveraging our ChatBot and Voice Robot technology.

After the Trip

Continued engagement for consistent enhancement. We have provided an intuitive interface for users to rate and share reviews of the travel products that they purchase from our platform. Leveraging our intelligent analytics capabilities, we have been constantly refining our user review framework to improve authenticity, objectivity, and relevance of our review and rating system. This leads to a feedback loop for us to refine our products and services, which in turn helps users make well-informed travel decisions.

Proprietary technologies underpinning our entire operations

Technology is integrated into every aspect of our business operations. Our proprietary AI, big data analytics, and cloud-based technologies allow us to transform the massive transaction volume and travel insights on our platform into business intelligence and operating know-how, which we use to constantly enhance our products and services and our operational efficiency.

Customized product curation. Our industry-leading big data and AI capabilities, coupled with travel insights accumulated from over 21 years of operations, allow us to promptly capture evolving user preferences and provide customized product offerings. For example, when outbound travel was curbed by the COVID-19 pandemic, we were able to identify the surging demand in boutique travel products among domestic Chinese travelers and update our offerings to encourage and capture that demand.

Real-time travel alert. A crowded destination can greatly undermine a traveler’s experience. Leveraging our big data analytics technologies, we are able to formulate a real-time heat map that illustrates where travelers are heading and consistently monitors the capacity at a vast majority of travel destinations in China. As a result, we are able to offer real-time traffic and capacity updates, which improve user experience.

Operating efficiencies. Our advanced and centralized searching technology enables significant cross-selling opportunities on our platform. Our data-driven operation management process enables us to achieve significant cost savings. For example, as of December 31, 2020, we had achieved a close to 75% automation rate in user support for our Ctrip mobile application, which significantly reduces our user support cost.

Ecosystem empowering travel partners

We provide our ecosystem partners with a comprehensive suite of technology solutions such as targeted online marketing, demand forecasting, travel insights, and an integrated payment system, and we facilitate supply chain financing for them. Our partners are able to reach a larger scale of potential users efficiently through our platform, gain access to increasing demand, improve conversion through our targeted marketing, and achieve optimized pricing and inventory planning.

The scale of our platform and massive user base allow us to drive a flywheel effect in terms of demand matching and creation. Empowered by real-time travel and transaction insights and predictive models, we are able to recommend users relevant value-added products or services, while simultaneously promoting targeted services on behalf of our partners. For example, we create demand for partners on our platform by recommending in-destination activities and local experience products to users on short-haul trips. We also encourage our users to share their experiences on our platform, which can further promote our partners’ products and services. This, in turn, creates more transactions and travel insights to help us offer more relevant recommendations for our users and empower our partners even more effectively in the future.

BUSINESS

Our win-win collaboration helps us attract ecosystem partners and create value for the entire travel industry. As a result, we have become the partner of choice for domestic travel brands to reach global travelers, and as the largest outbound travel platform in China in terms of GMV according to the Analysys Report, we provide international travel brands with unique access to the massive Chinese user base. Overall, we have accumulated a massive number of travel partners to our platform, establishing our leading positions in both the transportation and accommodation online travel markets, with over 1.2 million global accommodation listings, over 480 airlines, and over 30,000 other ecosystem partners on our open platform as of December 31, 2020.

Management team with extensive industry experience and entrepreneurial culture

We benefit from the vision and experience of our senior management team. Key members of our management team include Mr. James Jianzhang Liang, our co-founder and executive chairman of the board, Mr. Min Fan, our co-founder and vice chairman of the board and president, Ms. Jane Jie Sun, our chief executive officer, and Ms. Cindy Xiaofan Wang, our chief financial officer. Our senior management has decades of experience in information technology and travel management. As pioneers in leading the China travel sector’s digital transformation, our management team brings with them passion and conviction for the growth prospects of China’s travel industry.

OUR STRATEGIES

We operate our business with local focus and global vision. We will continue to refine and iterate our products and services, innovate our business model and technologies, and drive value creation for all the travel industry stakeholders in China. In the meantime, we plan to remain keenly focused on building our global presence for users within China and the expanding user base outside China. We believe that we are well-positioned to replicate our success in China and globally leveraging our extensive operating know-how and travel partnership network.

Expand our one-stop travel offerings

Our one-stop travel offerings are pivotal to our business and growth. We are committed to constantly incubating new ideas and deepening our existing travel offerings to cater to evolving user needs and preferences. We plan to attract more diversified and high-quality ecosystem partners to our platform to expand our product categories and service offerings, which enables more personalized and tailored offerings to allow us to capture the growth of the quality leisure market. We will also broaden the scope of the collaborations with our ecosystem partners to upgrade our existing product portfolios to provide more in-depth travel experience, incubate products in higher frequency categories such as weekend and local trips and in-destination activities, and further expand accommodation experiences beyond room offerings, such as dining, spa and resort activities. In addition, we intend to expand our offerings in budget hotel segments and leverage our offline network to better serve the travel needs of the mass user base in China, especially in lower tier cities. At the same time, we are committed to ensuring quality control by strictly following the screening and onboarding process for our ecosystem partners while we expand our one-stop travel offerings.

Our ecosystem partners choose to collaborate with us because of our scale as well as the comprehensive suite of technology solutions that we offered. We will continue to empower our ecosystem partners to offer more diverse and innovative products for our users through providing enhanced technology solutions in areas spanning across traffic acquisition, content recommendation, effective product and services marketing, and technology infrastructure and data capabilities to allow them to bring the right offerings to the right users.

BUSINESS

Upgrade our content capabilities

We plan to drive sustainable long-term growth by continuing to upgrade our content capabilities. Content has been an organic and integral part of our business and we have adopted a three-step approach in upgrading our content capabilities. We will continue to enhance content display, introduce more diversified and creative content formats such as image-embedded reviews, short videos, and livestreaming, and deliver the most relevant content to users. We plan to offer more innovative content production tools and set up more efficient content distribution mechanisms to encourage every user, professional traveler, and ecosystem partner to share and interact on our platform, which further improves user stickiness. We intend to focus on improving the integration of product, content, and marketing functions to introduce more content-based products. The breadth and depth of the travel offerings on our platform allow us to link travel content and inspiration with products and further improve content-to-product conversion. In addition, we will continue to enhance our live streaming capabilities to empower ecosystem partners and help them unlock additional user growth. We will encourage our ecosystem partners such as tourism bureaus, hotels, and theme parks to engage with users directly on our content platform, which allows them to conduct effective marketing, build stronger brand images, and unlock user acquisition potential. This opens up additional advertising revenue opportunities for us and allows us to become the hub for tourism marketing.

Further improve our service quality

We are devoted to enhancing our one-stop service capabilities to provide more transparent, frictionless, and pleasant experiences to our users throughout their journey by better integrating our user support with our transaction platform and empowering our ecosystem partners to provide better products and services. Health and safety have become increasingly crucial to users following the outbreak of the COVID-19 pandemic and will continue to prevail in the travel industry after the pandemic, according to the Analysys Report. We will continue to improve our support throughout the entire journey. We aim to offer more useful information about the travel destinations including culture, weather and tips to users before the journey. During and after the trip, we will continue to enhance our ability to alert users of potential health and safety risks relevant to the trip, expand the service categories on our SOS channels with more timely responses, and leverage our virtual tour assistants to address on-the-go questions. We also plan to adopt more flexible reservation change and refund policies to allow users to change their travel schedules more conveniently without canceling the entire journey.

In terms of quality control, as user reviews are essential for us to evaluate our ecosystem partners’ services and guide them in their product and service upgrades, we will continue to refine our user review framework and expand multi-language support to improve the quantity and quality of the reviews that we receive and to reduce fraudulent reviews. In addition, we plan to further enhance our quality control framework and internal rating system for ecosystem partners in terms of new partner selection, promotion of partners with good product and service quality, and penalty and termination mechanisms for under-performing ecosystem partners.

Continue to invest in technology

Technology is essential for us to offer one-stop travel products and services. We will continue to make prudent investments in research and development and attract talent in technological areas that will enhance our travel offerings, help us better empower our ecosystem partners and improve our operating efficiency. We will integrate our back-end technologies to further standardize the quality of our product offering and improve the consistency of service experiences for our users across the globe.

We will continue to invest in our technologies in personalized recommendation, content creation and distribution, and automated user support to further improve user experience. We also intend to continuously invest in AI, big data analytics, and cloud technologies to better empower our ecosystem partners in the areas of product and service innovation, demand forecasting, and quality control. We believe that our continued investments in technology will not only help us improve our operating and cost efficiency, but also improve our user experience and service quality.

Enhance our global leadership

We focus on establishing our global leadership in the long term. We will follow a three-step strategy in pursuing global expansion, including (i) solidifying our leadership in China’s outbound travel market, (ii) increasing our global travel offerings and enhancing our ability to provide more diverse in-destination experiences globally, and (iii) becoming the go-to destination for all users globally. We will continue to expand our Trip.com brand in international markets, especially in Asia, and enhance the integration of Skyscanner with Trip.com to drive additional growth for both platforms.

BUSINESS

We are also looking to strengthen our collaboration with global partners and prudently make selective acquisitions or investments in other global markets where our operating know-how can create significant synergies. As of the latest practicable date, we had not identified any potential acquisition targets and did not have any ongoing negotiations relating to potential acquisitions.

OUR INNOVATION

We believe that our success is attributable to our continuous innovations, our innovative business model, and our strength in technologies. Our track record of innovations and our continued success in a competitive industry are widely recognized.

We have a strong track record of continuous innovation in our business model, which has resulted in our ability to provide a comprehensive suite of travel products and services to our users since our founding. Established in 1999, we were one of China’s earliest online travel transaction platforms, and have been the largest online travel platform in China over the past decade and the largest online travel platform globally from 2018 to 2020, both in terms of GMV, according to the Analysys Report. We responded to the pain points of the then under-served business and leisure travelers in China, and seized the large opportunity offered by the ongoing offline-to-online transformation of consumer habits. For the past two decades following our inception, we have been continuously promoting the transformation of the travel experience and driving the adoption of online- and mobile-based one-stop travel bookings solutions for leisure and business travelers in China and globally. We aggregate hotel and transportation information to enable leisure and business travelers to make informed and cost-effective bookings. We also pioneered the development of an online reservation and fulfillment infrastructure that enables our users to explore, search, reserve, and purchase hotel room nights, transportation tickets, and packaged tours, as well as in-destination activities and other value-added services through our mobile applications and websites in China and globally.

In addition, we have been continuously evolving and expanding our high-quality service offerings. In 2018, acknowledging the huge potential of online content platforms, we were one of the first among our peers to launch an online travel content sharing platform, which allows our users to discover, explore, and share travel-related content featuring destinations, travel experiences and tips, thereby making informed travel decisions and enhancing their travel experiences. Our content offering is an integral part of our platform and is a natural extension of our product and service offerings. At the beginning of 2020, we launched our live streaming program to promote travel destinations across China with the latest deals on hotels, flights, in-destination activities, and more. In the live streaming program, users can interact with hosts real-time. We created this brand-new content-focused business model in the travel industry to inspire users on their travel ideas, engage our users, attract new users, and rekindle users’ love for travel during the travel restriction period during the COVID-19 pandemic.

We leverage our proprietary technologies to provide leisure and business travelers with a personalized one-stop destination for travel products and services globally. Our users come to our platform for their travel-related needs through our multi-lingual mobile applications, websites, or user support centers. At the same time, we empower our massive ecosystem partners with our technology solutions and connects them with our global user base. We further improve the efficiencies of our ecosystem partners and conversions on our platform through targeted online marketing and content creation tools, demand forecast data insights, dynamic pricing engines, an integrated payment system, and supply chain financing solutions. These value-added services help transform travel experiences and elevate services for our users at scale.

We have also demonstrated our unique ability to continually use technologies to offer novel features, improve user experience and maintain our leadership position in travel industry innovations. Our leading technology platform is distinguished by advanced AI, big data analytics, and other core proprietary technologies, including:

•

Intelligent, cloud-based, automated, highly efficient, and omni-channel user support solutions.    Our user support cloud platform is developed on both public and private clouds to optimize operational efficiency. This cloud-based architecture enables us to support our users in times of traffic spikes, minimize down time, and ensure consistent availability to our users. Our technology also leverages an accumulated knowledge base of pre-existing support issues to enable 24/7 user support through ChatBot and Voice Robot. By using natural language processing and deep learning technologies, we have been continuously improving our user support efficiency and user experience. Moreover, we provide user supports online and offline and through multiple channels such as calls, instant messaging, emails, and social networks, in multiple media formats such as voice, text, image, and video. The diversity of our user support offerings ensures that users can find answers to their queries through a channel that is best suited for their needs.

BUSINESS

•

Innovative applications of big data and AI.    Our platform generates a massive amount of travel-related data. We leverage various big data and AI technologies such as natural language processing, speech recognition, computer vision, and conversational AI, to inform various applications such as traffic forecasting, civil aviation big data analysis, flight delay prediction, and a tourism knowledge graph, among others. The application of the big data and AI technologies benefits not only the users, but also our ecosystem partners. For the users, the technologies enable optimized search rankings, personalized recommendations, a streamlined user experience, and enhanced user engagement and experience on the platform for user-generated short-video content. For the ecosystem partners, these technologies empower highly effective and precise marketing and optimize operating efficiency based on traveler propensity analysis and accurate demand predictions.

•

Proprietary search and transaction engines.    To improve the efficiency of our service platform and expand our business opportunities, we apply industry-leading technologies in search and transactions of flight ticket, hotels, and accommodation, which contributed to the success of our core business. These technologies are able to process massive amount of data that cover the global product offerings available on our platform, use optimized algorithms to reduce computational cost, shorten search latencies and processing time, and generate relevant results efficiently to ensure good user experience.

OUR BUSINESS MILESTONES

Over the past two decades, we have evolved from an emerging online travel transaction platform into a leading one-stop travel platform integrating a comprehensive suite of travel products and services and differentiated travel content to make travel effortlessly enjoyable.

The following diagram illustrates the expansion of our travel offerings since our inception.

BUSINESS

HEALTH, WORK SAFETY, SOCIAL, AND ENVIRONMENTAL MATTERS

We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. Given that the majority of our operations are conducted online, we have a limited impact on the environment with a small carbon footprint and our carbon reduction measures focus mainly on reducing energy consumption and improving energy efficiency at our headquarters. Designed as a green building, our headquarters was awarded Leadership in Energy and Environmental Design Gold precertification with several implemented environmental initiatives including the application of an intelligent building energy management system. Trip.com and Skyscanner became founding members of a sustainable tourism campaign, “Travalyst,” which is developing sustainability frameworks to guide sustainability practices across the travel industry. Skyscanner is developing an aviation sustainability framework that creates greater transparency on carbon emissions for individual flights and highlights the sustainability practices of different airlines.

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

RISK MANAGEMENT AND INTERNAL CONTROL

We have adopted and implemented comprehensive risk management policies in various aspects of our business operations such as financial reporting, information system, internal control, human resources, and investment management.

Financial Reporting Risk Management

We have in place a set of accounting policies in connection with our financial reporting risk management. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures.

Information System Risk Management

We have implemented relevant internal procedures and controls to ensure that user data is protected, and that leakage and loss of such data is avoided. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material information leakage or loss of user data. We provide regular trainings to our information technology team and discuss any issues or necessary updates.

Internal Control Risk Management

We have designed and adopted strict internal control procedures to ensure the compliance of our business operations with the relevant rules and regulations. In accordance with these procedures, our in-house legal department reviews and updates the forms of contracts that we enter into, examines the contract terms and reviews all relevant documents for our business operations, and is responsible for obtaining any requisite governmental pre-approvals or consents. We have strictly prohibited our employees from receiving kickbacks, bribing others, or secretly receiving commissions or any other personal benefits.

Human Resources Risk Management

We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our users’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

BUSINESS

Investment Risk Management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our research and development capabilities. In general, we intend to hold our investments for the long term. In order to protect our interests as shareholders and control the potential risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights. In addition, to minimize risk in cash management, we prudently select wealth management products and regularly review the composition of wealth investment products and the banks’ net worth report. Our short-term investments primarily include wealth management products offered by major commercial banks in China and time deposits with a term more than three months but less than one year.

Our finance department monitors the deal performance on a regular basis. Our finance and legal departments cooperate with deal team on deal analysis, communication, execution, risk control, and reporting. Any material factors will be timely reported to the senior management or board of director for further decision.

Audit Committee Experience and Qualification and Board Oversight

We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. The audit committee consists of three members, namely Mr. Neil Nanpeng Shen, Mr. Gabriel Li, and Mr. JP Gan. All of them are independent non-executive Directors.

We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019, and 2020 and as of December 31, 2018, 2019, and 2020, including certain new disclosures made in connection with the Listing.

DESCRIPTION OF MAJOR COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Other Businesses

Our other businesses primarily consist of online advertising and financial services. In 2018, 2019, and 2020, our other revenue was RMB1.8 billion, RMB2.5 billion, and RMB1.9 billion, respectively. We recognize advertising revenue ratably over the fixed term of an agreement as services are provided, and we recognize the revenue from the financial services ratably over the service period. The revenues from our financial services were primarily from our consumer financing services. During the Track Record Period, our revenue from the financial services contributed less than 5.5% of our total revenues. Most of our financial service business is conducted by our financial service ecosystem partners, who directly extend credit loans to our users and ecosystem partners. As of December 31, 2018, 2019, and 2020, the receivables relating to our financial services accounted for less than 1.5% of our total assets, respectively.

LIQUIDITY AND CAPITAL RESOURCES

During the Track Record Period and up to the Latest Practicable Date, our principal sources of liquidity were cash generated from operating activities, borrowings from third-party lenders, and the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and exchangeable senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes, and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of January 31, 2021, we had cash and cash equivalents of RMB22.6 billion, convertible senior notes outstanding in an aggregate principal amount of US$1.1 billion, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million, and three term loan facilities outstanding, under which the aggregate outstanding principal balance was US$2.8 billion.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this document. We plan to enhance our cash flow position by generating increased cash from our business operation as our business grows. After the [REDACTED], we may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We currently do not have any plans for material additional external financing.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in millions)
Operating cash flows before movement in working capital	7,751	10,184	5,992
Changes in working capital	2,123	282	(6,934)
Cash paid during the period for income taxes	(1,315)	(1,496)	(1,239)
Cash paid for interest, net of amounts capitalized	(1,444)	(1,637)	(1,642)

Investing Activities

In 2020, net cash used in investing activities was RMB3.8 billion, which was primarily attributable to (i) the cash paid for long-term investments of RMB9.8 billion, (ii) cash paid for loans to the users of RMB3.9 billion, (iii) cash paid for business combination of RMB958 million, and (iv) purchase of property, equipment, and software of RMB532 million, partially offset by (y) decrease in short-term investments of RMB6.9 billion, and (z) cash received from loans to the users of RMB4.0 billion.

FINANCIAL INFORMATION

In 2019, net cash used in investing activities was RMB2.4 billion, which was primarily attributable to (i) the cash paid for long-term investments of RMB15.8 billion, (ii) cash paid for loans to the users of RMB2.7 billion, (iii) net change in loans to the users of RMB1.1 billion, (iv) purchase of property, equipment, and software of RMB823 million, and (v) cash paid for business combination of RMB212 million, partially offset by (x) decrease in short-term investments of RMB15.0 billion, (y) cash received from loans to the users of RMB2.6 billion, and (z) cash received from disposal of long-term investments of RMB719 million.

In 2018, net cash used in investing activities was RMB14.1 billion, which was primarily attributable to (i) increase in short-term investments of RMB8.8 billion, (ii) the cash paid for long-term investments of RMB4.4 billion, (iii) cash paid for loans to the users of RMB998 million, (iv) net change in loans to the users of RMB918 million, and (v) purchase of property, equipment, and software of RMB673 million, partially offset by (y) cash received from loans to the users of RMB1.0 billion, and (z) cash received from disposal of long-term investments of RMB723 million.

Financing Activities

In 2020, net cash provided by financing activities was RMB6.0 billion, which primarily comprised (i) proceeds from long-term loans of RMB14.2 billion and proceeds from short-term bank loans, net of RMB4.0 billion, and (ii) proceeds from issuances of exchangeable senior notes of RMB3.4 billion, partially offset by (x) cash paid for settlement of convertible notes of RMB9.5 billion, (y) repayment of long-term loan of RMB3.6 billion, and (z) cash paid for acquisition of additional equity stake in subsidiaries of RMB2.1 billion.

In 2019, net cash used in financing activities was RMB9.3 billion, which primarily comprised (i) cash paid for settlement of convertible notes of RMB10.0 billion, (ii) repayment of long-term bank loans, including current portion, of RMB3.1 billion, and repayment of short-term bank loans of RMB3.1 billion, (iii) cash paid for settlement of securitization debt of RMB608 million, and (iv) cash paid for acquisition of additional equity stake in subsidiaries of RMB220 million, partially offset by (w) proceeds from long-term bank loans of RMB5.1 billion, (x) cash received from non-controlling shareholders of RMB1.2 billion, (y) proceeds from securitization debt of RMB1.1 billion, and (z) proceeds from exercise of share options of RMB467 million.

In 2018, net cash provided by financing activities was RMB11.9 billion, which primarily comprised (i) proceeds from short-term bank loans, net of RMB11.8 billion and proceeds from long-term loans of RMB3.0 billion, (ii) proceeds from exercise of share option of RMB677 million, and (iii) proceeds from securitization debt of RMB608 million, partially offset by (y) cash paid for settlement of convertible notes of RMB3.3 billion and (z) cash paid for acquisition of additional equity stake in subsidiaries of RMB1.2 billion.

CAPITAL EXPENDITURES

Our capital expenditures are primarily incurred for purchases of property, equipment, and software. Our total capital expenditures were RMB673 million, RMB823 million, and RMB532 million in 2018, 2019, and 2020. We intend to fund our future capital expenditures with our existing cash balance and [REDACTED] from the [REDACTED]. We will continue to make capital expenditures to meet the expected growth of our business.

DISCUSSION OF MAJOR BALANCE SHEET ITEMS

Short-term Investments

Our short-term investments primarily include wealth management products offered by major commercial banks in China and time deposits with a term more than three months but less than one year. There were no material adverse changes in the fair value of our short-term investments as a result of the COVID-19 outbreak. Our short-term investments were RMB24.8 billion as of December 31, 2020, in line with our short-term investments of RMB23.1 billion as of December 31, 2019. Our short-term investments as of December 31, 2019 decreased by 37% from RMB36.8 billion as of December 31, 2018, primarily because we strategically invested a portion of the cash previously invested in short-term financial products to long-term products in 2019 to achieve an optimized rate of investment return.

FINANCIAL INFORMATION

Investments

Our investments include equity method carrying value, equity securities without readily determinable fair value, equity securities with readily determinable fair value, held to maturity debt fair value, and available-for-sale debt fair value. The following table sets forth our long-term investments as of the dates indicated:

	As of December 31,
	2018	2019	2020
	(RMB in million)
Equity method carrying value(1)	12,188	23,041	18,907
Equity securities without readily determinable fair value	584	596	588
Equity securities with readily determinable fair value(2)	8,995	10,037	10,235

Total equity investments	21,767	33,674	29,730

Held to maturity debt fair value	2,390	15,056	15,357
Available-for-sale debt fair value	2,717	2,548	2,856

Total debt investments	5,107	17,604	18,213

Investments	26,874	51,278	47,943

Notes:

(1)	Equity method carrying value:

	Tongcheng- eLong	MakeMyTrip	BTG	Investment funds	Tujia	Others	Total
January 1, 2018	—	—	2,600	780	1,497	1,191	6,068
Addition/(Disposal) in investment	5,291	—	—	176	—	(226)	5,241
Equity method earnings/(losses)	(8)	—	141	202	(406)	21	(50)
Reclass from equity securities with readily determinable fair values	—	—	—	—	—	760	760
Dividend payments	—	—	(11)	(2)	—	(19)	(32)
Foreign exchange and other adjustment	—	—	—	42	94	65	201

December 31, 2018	5,283	—	2,730	1,198	1,185	1,792	12,188

Addition/(Disposal) in investment	—	6,901	—	1,241	—	1,166	9,308
Equity method earnings/(losses)	195	24	85	63	(190)	(148)	29
Reclass from equity securities with readily determinable fair values	—	1,770	—	—	—	—	1,770
Dividend payments	—	—	(17)	(16)	—	(12)	(45)
Foreign exchange and other adjustment	18	(233)	—	(8)	(4)	18	(209)

December 31, 2019	5,496	8,462	2,798	2,478	991	2,816	23,041

Addition/(Disposal) in investment	—	—	—	70	(397)	215	(112)
Equity method earnings/(losses)	135	(1,529)	(55)	133	(61)	(348)	(1,725)
Reclass to available-for-sale debt investments	—	—	—	—	(538)	—	(538)
Dividend payments	—	—	(11)	(42)	—	(12)	(65)
Impairments	—	(733)	—	—	—	(107)	(840)
Foreign exchange and other adjustment	(89)	(506)	—	(113)	5	(151)	(854)

December 31, 2020	5,542	5,694	2,732	2,526	—	2,413	18,907

FINANCIAL INFORMATION

(2)	Equity securities with readily determinable fair values:

	Huazhu (Nasdaq: HTHT)	China Eastern Airline (SSE: 600115)	MakeMyTrip (Nasdaq: MMYT)	TripAdvisor (Nasdaq: TRIP)	Others	Total
January 1, 2018	5,180	3,825	2,092	398	940	12,435
Disposal in investment	—	—	—	(270)	—	(270)
Fair value changes	(1,103)	(1,612)	(398)	60	(11)	(3,064)
Reclass to equity method investments and reclass from available-for-sale debt investments	—	—	—	—	(472)	(472)
Foreign exchange and other adjustment	263	—	108	9	(14)	366

December 31, 2018	4,340	2,213	1,802	197	443	8,995

Addition in investment	—	—	—	171	144	315
Fair value changes	1,745	494	(103)	(84)	282	2,334
Reclass to equity method investments and reclass from equity securities without readily determinable fair values	—	—	(1,770)	—	16	(1,754)
Foreign exchange and other adjustment	65	—	71	2	9	147

December 31, 2019	6,150	2,707	—	286	894	10,037

Addition/(Disposal) in investment	—	—	—	792	(459)	333
Fair value changes	737	(526)	—	317	(121)	407
Foreign exchange and other adjustment	(410)	—	—	(89)	(43)	(542)

December 31, 2020	6,477	2,181	—	1,306	271	10,235

Our investments decreased by 7% from RMB51.3 billion as of December 31, 2019 to RMB47.9 billion as of December 31, 2020, primarily due to the losses incurred from our equity method investments, mainly in MakeMyTrip, which was significantly impacted by the COVID-19 pandemic. Our investments as of December 31, 2019 increased by 91% from RMB26.9 billion as of December 31, 2018, primarily due to investment in MakeMyTrip and we strategically invested a portion of the cash previously invested in short-term financial products to long-term products in 2019 to achieve an optimized rate of investment return.

Short-term Debt and Current Portion of Long-term Debt

Our short-term debt and current portion of long-term debt increased by 10% from RMB30.5 billion as of December 31, 2019 to RMB33.7 billion as of December 31, 2020. Our short-term debt and current portion of long-term debt as of December 31, 2019 decreased by 15% from RMB36.0 billion as of December 31, 2018. The following table sets forth our short-term debt and current portion of long-term debt as of the dates indicated:

	As of December 31,
	2018	2019	2020
	(RMB in millions)
Short-term bank borrowings and current portion of long-term loan	25,090	21,118	26,756
Securitization debt	608	—	384
2020 Notes	—	4,873	—
2022 Notes	6,703	—	—
2025 Notes	—	2,785	—
2019 Booking Notes	3,438	—	—
2020 Booking Notes	—	1,740	—
2022 Booking Notes	172	—	—
2025 Booking and Hillhouse Notes	—	—	6,525

Total	36,011	30,516	33,665

For a detailed discussion on our past debt facilities, see “Item 5.F. Operating and Financial Review and Prospectus—Tabular Disclosure of Contractual Obligations” in our 2020 Form 20-F.

FINANCIAL INFORMATION

Long-term Debt

Our long-term debt increased by 16% from RMB19.5 billion as of December 31, 2019 to RMB22.7 billion as of December 31, 2020. Our long-term debt as of December 31, 2019 decreased by 19% from RMB24.1 billion as of December 31, 2018. The following table sets forth our long-term debt as of the dates indicated:

	As of December 31,
	2018	2019	2020
	(RMB in millions)
2020 Notes	4,813	—	—
2025 Notes	2,750	—	31
2022 Notes	—	353	331
2020 Booking Notes	1,719	—	—
2025 Booking and Hillhouse Notes	6,876	6,962	—
2022 Booking Notes	—	174	163
Exchangeable Senior Notes	—	—	4,249
Long-term loan	8,035	10,981	17,797
Securitization debt	—	1,074	147
Less: Debt issuance cost	(47)	(7)	(0)

Total	24,146	19,537	22,718

For a detailed discussion on our past debt facilities, see “Item 5.F. Operating and Financial Review and Prospectus—Tabular Disclosure of Contractual Obligations.”

We diligently monitor our financial performance and proactively take precautionary measures from time to time to maintain our compliance with financial covenants under our long-term loan arrangements. Pursuant to the relevant loan agreements, we periodically test our compliance with financial covenants such as total assets, debt to asset ratio, and net debt-to-EBITDA ratio, and issue compliance certificates to the relevant lenders. We have been in compliance with the operating and financing covenants in our long-term loan agreements throughout the Track Record Period and up to the Latest Practicable Date.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. Our goodwill was RMB58.0 billion, RMB58.3 billion and RMB59.4 billion as of December 31, 2018, 2019, and 2020, respectively.

In December 2015, we consolidated Qunar through a step acquisition. The total acquisition cost was RMB32.5 billion. The fair values of net liabilities assumed in this transaction and non-controlling interest were RMB628 million and RMB17.9 billion, respectively. The RMB9.9 billion newly identifiable intangible assets of Qunar primarily consist of trademark and domain, technology, and supplier network for new products. We recognized deferred tax liability of RMB2.5 billion for the identifiable intangible assets. We also recognized goodwill of RMB43.6 billion in this acquisition.

In December 2016, we consummated an acquisition of Skyscanner with a total consideration of RMB12.0 billion, consisting of RMB10.1 billion in cash and our ordinary shares. The fair values of net assets and non-controlling interest were RMB325 million and RMB316 million, respectively. The RMB3.1 billion newly identifiable intangible assets primarily consist of trademark and domain, supplier relationship, and IT Platform. We recognized deferred tax liability of RMB620 million for the identifiable intangible assets. We also recognized goodwill of RMB9.5 billion in this acquisition.

The goodwill that we recognized from business acquisitions is primarily attributable to the expected synergies from combining operations of the acquire and the acquirer to further build and strengthen the vibrant travel ecosystem of the enlarged group. Such synergies include (1) the expected but unidentifiable business growth from consolidating the fragmented domestic travel market; (2) the strengthened market position and increased market presence through expanding travel offerings; (3) the enhanced relationship with travel ecosystem partners and increased popularity among users; and (4) the more efficient operation with reduced costs through combining redundant processes and facilities. In addition, the goodwill also includes the work force that is not separately recognized in the purchase price allocation.

We operate our business as a single report unit since we adopted a highly integrated strategy for our operations and acquired businesses as there is a high degree of collaboration and interdependency between the acquired businesses and us. The businesses we acquired in the past were related to travel industry and we consolidated their existing relationships with ecosystem partners and travel offerings on our platform after acquisitions to realize economies of scale and offer more comprehensive services to our users. In addition, we also integrated various functions of the acquired businesses such as resources and technological innovations, new travel offering development, and activity coordination in key markets across our Company to achieve the operation efficiency.

FINANCIAL INFORMATION

Impairment for Goodwill and Other Intangible Assets

For 2018, 2019, and 2020, we did not recognize any impairment charges for goodwill or intangible assets, because we did not conduct quantitative impairment test to these items as we did not find it necessary. For goodwill, in accordance with ASC 350-20-35-3, we first assessed the fair value of our single reporting unit by reference to our market capitalization. As our market capitalization as of December 31, 2020 gave us sufficient headroom over the carrying value of our net assets, we concluded that though the COVID-19 pandemic has significantly impacted our results of operations in 2020, the indicative fair value of our reporting unit is still higher than the carrying value with sufficient headroom, and therefore we did not further performed a quantitative test. For intangible assets with indefinite useful lives, in accordance with ASC 350-30-35-18, we first performed a qualitative assessment to determine whether a quantitative impairment test would be necessary. The intangible assets with indefinite useful lives were primarily derived from business acquisitions for the operation of the acquired businesses which were integrated with our business after the acquisitions. Similar to the qualitative test performed for goodwill, we reviewed the results of operations of our reporting unit and took into consideration of the headroom from qualitative assessment. We then concluded that there were no indicators to devaluate the acquired intangible assets. As a result, no quantitative testing was performed.

WORKING CAPITAL

We had net current assets of RMB10.6 billion as of December 31, 2018, and net current liabilities of RMB1.2 billion, and RMB358 million as of December 31, 2019, and 2020.

The following table sets forth a breakdown of our current assets and current liabilities as of the dates indicated.

	As of December 31,			As of January 31, 2021
	2018	2019	2020
				(unaudited)
	(RMB in millions)
Current assets:
Cash, cash equivalents, and restricted cash	25,774	21,747	19,415	23,950
Short-term investments	36,753	23,058	24,820	26,992
Accounts receivable, net	5,668	7,661	4,119	3,751
Prepayments and other current assets	11,199	15,489	9,657	8,246

Total current assets	79,394	67,955	58,011	62,939

Current liabilities:
Short-term debt and current portion of long-term debt	36,011	30,516	33,665	38,874
Accounts payable	11,714	12,294	4,506	3,437
Advances from customers	9,472	11,675	7,605	7,110
Other current liabilities	11,587	14,697	12,593	12,161

Total current liabilities	68,784	69,182	58,369	61,582

Net current assets/(liabilities)	10,610	(1,227)	(358)	1,357

Our net current assets was RMB1.4 billion as of January 31, 2021, as compared to our net current liabilities of RMB358 million as of December 31, 2020, primarily due to an increase in short-term investment of RMB2.2 billion mainly as a result of the reclassification of long-term held to maturity investments which will be mature within one year and a decrease in accounts payable of RMB1.1 billion, partially offset by the decrease in prepayments and other current assets of RMB1.4 billion, which was as a result of the impact of the COVID-19 pandemic.

Our net current liabilities was RMB358 million as of December 31, 2020, as compared to RMB1.2 billion as of December 31, 2019, primarily due to a decrease in accounts payable of RMB7.8 billion and accounts receivable of RMB3.5 billion, which was as a result of the impact of the COVID-19 pandemic, partially offset by an increase in short-term debt and current portion of long-term debt of RMB3.1 billion, mainly due to the loan facility we obtained in 2020.

Our net current liabilities was RMB1.2 billion as of December 31, 2019, as compared to our net current assets of RMB10.6 billion as of December 31, 2018, primarily due to the decrease in short-term investments from RMB36.8 billion as of December 31, 2018 to RMB23.1 billion as of December 31, 2019, which was mainly because we strategically applied a portion of the cash previously invested in short-term financial products to invest in long-term products in 2019 to achieve an optimized rate of investment return.

Taking into account cash and cash equivalents on hand, our operating cash flows, the available bank facilities, and the estimated [REDACTED] available to us from the [REDACTED], our Directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

FINANCIAL INFORMATION

PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS

The following is our illustrative pro forma statement of adjusted net tangible assets prepared in accordance with Rule 4.29 of the Listing Rules. It is for illustrative purposes only, and is set forth below to illustrate the effect of the [REDACTED] on our consolidated net tangible assets attributable to the owners of the Company as of December 31, 2020 as if the [REDACTED] had taken place on December 31, 2020.

The pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of our consolidated net tangible assets had the [REDACTED] been completed as of December 31, 2020 or any future date. It is prepared based on our consolidated net tangible assets attributable to the owners of the Company as of December 31, 2020 as derived from the audited consolidated financial statements included in our 2020 Form 20—F and adjusted as described below.

	Consolidated Net Tangible Assets Attributable to Ordinary Shareholders of Our Company as of December 31, 2020	Estimated [REDACTED] from the [REDACTED]		Pro Forma Adjusted Net Tangible Assets Attributable to Ordinary Shareholders of Our Company as of December 31, 2020		Pro Forma Adjusted Net Tangible Assets per Share		Pro Forma Adjusted Net Tangible Assets per ADS		Pro Forma Adjusted Net Tangible Assets per Share		Pro Forma Adjusted Net Tangible Assets per ADS
	(in millions of RMB)	(in millions of RMB)		(in millions of RMB)		RMB		RMB		HK$		HK$
	(Note 1)	(Note 2)				(Note 3)		(Note 4)		(Note 5)		(Note 5)
Based on [REDACTED] of HK$[REDACTED] per Share	27,745	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]

Notes:

(1)

The consolidated net tangible assets attributable to ordinary shareholders of our Company as of December 31, 2020 is derived from the historical financial information contained in the audited consolidated financial statements included in our 2020 Form 20-F, which is based on the consolidated net assets attributable to ordinary shareholders of our Company as of December 31, 2020 of RMB100.4 billion with an adjustment for the intangible assets and goodwill attributable to the ordinary shareholders of our Company of RMB13.3 billion and RMB59.4 billion, respectively.

(2)	[REDACTED]
(3)

The pro forma adjusted net tangible assets per Share is arrived at after adjustments referred to in the preceding paragraphs and on the basis that [REDACTED] Shares were in issue assuming that the [REDACTED] had been completed on December 31, 2020 and which the Share Subdivision that became effective on March 18, 2021 has been taken into account. It does not take into account any [REDACTED] and issuance of Shares upon exercise of the [REDACTED], the Shares to be issued pursuant to the Share Incentive Plans, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time, and any issuance or repurchase and cancelation of Shares and/or ADSs by our Company after the Latest Practicable Date.

(4)	The pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents one Share.
(5)

For the purpose of this pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at the rate of RMB0.8416 to HK$1.00. No representation is made that Renminbi amounts have been, could have been or may be converted to Hong Kong dollars, or vice versa, at that rate.

(6)

No adjustment has been made to the pro forma adjusted net tangible assets of our Company to reflect any trading results or other transactions of our Company entered into subsequent to December 31, 2020 except for taking the Share Subdivision that became effective on March 18, 2021 into account.

MAJOR SHAREHOLDERS

As of February 28, 2021, 601,075,512 of our Shares were issued and outstanding, after accounting for the Share Subdivision, (excluding the 26,071,360 Shares, after accounting for the Share Subdivision, that were issued to The Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our Shares as of February 28, 2021, after accounting for the Share Subdivision, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Shares.

Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	19,040,376	3.1%
Min Fan(4)	10,092,112	1.7%
Jane Jie Sun(5)	9,326,668	1.5%
Neil Nanpeng Shen(6)	*	* %
Cindy Xiaofan Wang	*	* %
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	* %
All directors and officers as a group(7)	41,803,176	6.7%
Principal Shareholders:
Baidu Entities(8)	69,159,340	11.5%
Pzena Investment Management, LLC(9)	39,405,880	6.6%
T.ROWE PRICE ASSOCIATES, INC.(10)	37,360,161	6.2%
MIH Internet SEA Private Limited(11)	32,870,648	5.5%
Morgan Stanley(12)	32,554,216	5.4%

Notes:

*	Less than 1% of our total outstanding Shares.
(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities. Shareholding information of directors and senior management and principal shareholders are based on the latest publicly available information published as of the Latest Practicable Date, after accounting for the Share Subdivision.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of Shares outstanding as of February 28, 2021, the number of Shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2021, and the number of Shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.
(3)	Includes 7,846,776 Shares held by Mr. Liang and 11,193,600 Shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by Mr. Liang.
(4)	Includes 9,093,178 Shares held by Mr. Fan and 998,934 Shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by Mr. Fan.

MAJOR SHAREHOLDERS

(5)	Includes 4,117,068 Shares held by Ms. Sun and 5,209,600 Shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021.
(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.
(7)	Includes 23,319,389 Shares and 18,483,787 Shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by all of our current directors and executive officers, as a group.
(8)	Includes 69,159,340 Shares (including 7,934,820 Shares represented by ADSs) beneficially owned as of October 1, 2019 by Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of October 1, 2019, based on the information contained in the Schedule 13D/A filed by Baidu Entities with SEC on October 2, 2019. Please see the Schedule 13D/A filed by Baidu Entities with SEC on October 2, 2019 for information relating to Baidu Entities. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China.
(9)

Includes 39,405,880 Shares represented by ADSs held by Pzena Investment Management, LLC. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Pzena Investment Management, LLC with SEC on February 2, 2021. Please see the Schedule 13G filed by Pzena Investment Management, LLC with SEC on February 2, 2021 for information relating to Pzena Investment Management, LLC. The address for Pzena Investment Management, LLC is 320 Park Avenue, 8th Floor, New York, NY 10022, United States.

(10)

Includes 37,360,161 Shares represented by ADS held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 16, 2021. Please see the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 16, 2021 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

(11)

Includes 32,870,648 Shares held by MIH Internet SEA Private Limited. Information regarding beneficial ownership is reported as of August 30, 2019, based on the information contained in the Schedule 13D filed by MIH Internet SEA Private Limited and Naspers Limited with the SEC on September 5, 2019. Please see the Schedule 13D filed by MIH Internet SEA Private Limited and Naspers Limited with SEC on September 5, 2019 for information relating to MIH Internet SEA Private Limited and Naspers Limited. The address for MIH Internet SEA Private Limited is #13-10 Parkview Square, 600 North Bridge Road, Singapore 188778.

(12)	Includes 32,554,216 Shares represented by ADS held by Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Morgan Stanley with SEC on February 12, 2021. Please see the Schedule 13G filed by Morgan Stanley with SEC on February 12, 2021 for information relating to Morgan Stanley. The address for Morgan Stanley. is 1585 Broadway New York, NY 10036, the United States.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2021, 526,839,080 Shares, after accounting for the Share Subdivision, were held by two record shareholders in the United States, including 526,839,072 Shares, after accounting for the Share Subdivision, (including Shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary for the ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our Shares in the United States.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2020 Form 20-F.

COMMISSIONS TO/FROM TONGCHENG-ELONG

In 2018, eLong, Inc. completed a merger with Tongcheng Network Technology Co., Ltd. (“LY.com”) and the enlarged group Tongcheng-Elong Holdings Limited (“Tongcheng-eLong”) supersedes eLong, Inc. and LY.com to promote hotel rooms supplied by us on their platforms. In exchange for our prior holdings in eLong, we received an equity method investment in the enlarged group. Tongcheng-eLong provides hotel rooms for our users, from which we earn commissions. Tongcheng-eLong also promotes hotel rooms supplied by us on their platforms, for which we pay commissions. Total commissions to Tongcheng-eLong paid by us amounted to RMB579 million and Tongcheng-eLong paid commissions to us amounting to RMB217 million for the year December 31, 2019. Total commissions to Tongcheng-eLong paid by us amounted to RMB324 million and Tongcheng-eLong paid commissions to us amounting to RMB151 million for the year December 31, 2020.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.

REGULATIONS RELATED TO VALUE-ADDED TELECOMMUNICATIONS SERVICES

In 2000, the State Council promulgated the Telecommunications Regulations of China (the “Telecommunications Regulations”), most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet and the online data processing and transaction processing services provided via public telecommunication network or the Internet by utilizing various kinds of data and transaction processing application platforms that are connected to public telecommunication network or the Internet fall within value-added telecommunications services. Furthermore, commercial e-commerce business is classified as online data processing and transaction processing services.

The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Administrative Measures on Internet Information Services, the internet information services is classified into commercial internet information services and non-commercial internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Operating Licenses, which was promulgated by the MIIT on July 3, 2017, and became effective on September 1, 2017, further regulates the telecommunications operating licenses.

SHARE CAPITAL

DEFENSE MECHANISM AGAINST HOSTILE TAKEOVERS

We have implemented a defense mechanism to impede hostile takeovers through a rights agreement. On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right (a “Right”), for each of our ordinary shares outstanding at the close of business on December 3, 2007, pursuant to a rights agreement. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares, including shares in this document, will have attached Rights. When exercisable, each Right will entitle the registered holder, except the acquirer that triggers the exercise of Rights by crossing certain thresholds of share ownership percentage (as further explained below in this paragraph), to purchase from us US$700 worth of ordinary shares at significantly discounted market price, subject to adjustment. As a result, the acquirer (and the shareholders who choose not to exercise the Rights) will be greatly diluted if most of other existing shareholders choose to exercise the Rights, and other existing shareholders who exercise the Rights will not be diluted, thereby effectively reducing the risk of a potential hostile takeover. We believe that this mechanism is beneficial to our Company as it encourages anyone seeking to acquire our Company to negotiate with our board of directors prior to attempting a takeover, thereby ensuring the continuity of our visionary management and strategies, minimizing potential business disruption, and enabling our board to make more informed decisions for the benefit of our shareholders. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between The Bank of New York Mellon and us. Through these two amendments, we: (i) extended the term of our rights agreement for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights agreement for another ten years prior to its expiration; (ii) modified the trigger threshold of the Rights to allow more flexibility: specifically, Rights will be triggered if an acquirer becomes the beneficial owner of 20% or more of our total outstanding shares, except that shareholders who are not entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act (typically filed by institutional investors with no intention to acquire control of the issuer) will trigger the Rights if they beneficially own 10% or more of our total outstanding shares, subject to other conditions; and (iii) included Booking Holdings Inc. (formerly known as The Priceline Group Inc.) (“Booking”) and its subsidiaries in the definition of “Exempt Person” under the then effective rights agreement as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015, and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment, and a Fifth Amendment to the Rights Agreement with The Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempt Person”. Accordingly, in so far as Booking and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding certain equity securities previously issued to Booking and its subsidiaries) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate. In so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate. On August 30, 2019 and November 13, 2019, we entered into a Sixth Amendment and a Seventh Amendment to the Rights Agreement with The Bank of New York Mellon, respectively, for purposes of amending the definition of “Exempt Person.” Accordingly, in connection with the share exchange transaction with Naspers, Naspers, MIH Internet SEA Private Limited, and their respective subsidiaries have been included in the definition of “Exempt Person” to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed eleven percent (11%) of the ordinary shares then outstanding in the aggregate, and removed Booking and its subsidiaries from the definition of “Exempt Person.”

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events, or performance (often, but not always, through the use of words or phrases such as “will,” “expect,” “anticipate,” “estimate,” “believe,” “going forward,” “ought to,” “may,” “seek,” “should,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “aim,” “aspire,” “objective,” “target,” “schedules,” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks (including but not limited to the risk factors detailed in this document), uncertainties, and other factors, some of which are beyond our Company’s control and which are difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

Our forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about the businesses that we operate. The risks, uncertainties, and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to:

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	our ability to control costs and expenses;

•	our ability to identify and satisfy user demands and preferences;

•	our ability to maintain good relationships with business partners;

•	the actions and developments of our competitors;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and

•	all other risks and uncertainties described in “Item 3.D. Key Information—Risk Factors” in our 2020 Form 20-F.

Since actual results or outcomes could differ materially from those expressed in any forward-looking statements, we strongly caution [REDACTED] against placing undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by the Hong Kong Listing Rules, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. Statements of, or references to, our intentions or those of any of our directors are made as of the date of this document. Any such intentions may change in light of future developments.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.